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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tribal Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bridge Avenue, Suite 622
(No. and Street)

Red Bank	**NJ**	**07701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Ochojski — 646-780-7333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	**Abington**	**PA**	**19001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan Mele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tribal Capital Markets, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan W. Mele
Signature

MANAGING PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN R WERNER JR
NOTARY PUBLIC, NEW JERSEY
MONMOUTH COUNTY, COMM# [illegible]
COMMISSION EXPIRES ON AUG 29, 2024

TRIBAL CAPITAL MARKETS, LLC

DECEMBER 31, 2019

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Tribal Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tribal Capital Markets, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016

Abington, Pennsylvania
February 28, 2020

TRIBAL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 52,080
Securities owned, at fair value	2,384,845
Due from clearing broker	133,116
Deposit with clearing broker	710,803
Secured demand note receivable	7,250,000
Accounts Receivable	109,264
Prepaid expenses	93,026
Right of use asset	475,719
Fixed assets, net of accumulated depreciation of $318,924	173,394
Other assets	93,009
Total assets	$ 11,475,256
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	318,816
Operating lease liability	409,719
Payable to related parties	65,548
Subordinated loan payable	7,250,000
Securities sold short, at fair value	47,688
Total liabilities	8,091,771
Members' equity	3,383,485
Total liabilities and members' equity	$ 11,475,256

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Tribal Capital Markets, LLC (the "Company"), is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded under the laws of the State of Delaware. The Company operates out of its main office in Red Bank, NJ. It is a wholly owned subsidiary of Tribal Capital Partners (TPC).

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by RBC and formerly Pershing, LLC on a fully-disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U .S. GAAP").

Securities owned and securities sold short
Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses reflected in trading revenues, net in the statement of operations.

Fixed assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the double-declining balance method over the estimated useful lives of the respective assets.

Revenue recognition

Commission income
Under ASC 606, commissions and other trading fees are recorded on a trade-date basis as securities transactions occur and are reflected separately in the statement of operations.

Investment banking
Under ASC 606, revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2019 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income taxes
The Company is a single member Limited Liability Company, which is treated as a disregarded entity for tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2016, 2017 and 2018 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Cash and cash equivalents
Cash represents cash and cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of 3 months or less. Cash equivalents are carried at cost plus accrued interest which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements other than for investment purposes. Cash and cash equivalents are held at major financial institutions.

3. VALUATION OF SECURITIES

The Company uses the fair value measurements standard to determine the value of its securities. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)

3. VALUATION OF SECURITIES *(continued)*

- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's securities are Level 1 and Level 2, and are summarized as follows:

Description	Level 1	Level 2	Total
Investments			
Municipal Bonds	$ -	$ 2,199,780	$ 2,199,780
Corporate Bonds	-	185,130	185,130
Total Investments	**$ -**	**$ 2,384,910**	**$ 2,384,910**
Securities sold short			
Future contracts	$ -	$ 47,688	$ 47,688
Total Securities sold short	**$ -**	**$ 47,688**	**$ 47,688**

Valuation techniques

Futures contracts

Futures contracts are marked-to-market daily and valued at closing market prices on valuation date. A daily variation margin (the gain or loss) between the daily value of the contracts and the value on the previous day is recorded and settled in cash with the broker the following morning. At December 31, 2019, Futures contracts held by the Company are considered Level 2.

Derivative instruments (put and call options)

Options are valued at the last sales prices on the valuation date if the last sales price is between the closing bid and asked prices. Otherwise, options are valued at the closing bid price. These securities will be categorized in level 2 of the fair value hierarchy if valued at other than closing price. At December 31, 2019, Option contracts held by the Company are considered Level 2.

Corporate bonds

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. Usually corporate bonds are categorized as Level 2 of the fair value hierarchy.

3. VALUATION OF SECURITIES *(continued)*

Municipal bonds
The fair value of municipal bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, or fundamental data relating to the issuer. Usually municipal bonds are categorized as Level 2 of the fair value hierarchy.

Government
Government Sponsored Securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2019, Government Sponsored Securities held by the Company are considered Level 2.

4. FIXED ASSETS

Fixed assets, net at December 31, 2019, are summarized as follows:

Furniture and fixtures	$	107,046
Technology equipment		368,356
Leasehold improvements		16,916
		492,318
Less accumulated depreciation	$	(318,924)
	$	173,394

Depreciation expense amounted to $59,623 for the year ended December 31, 2019.

5. SUBORDINATED LOANS PAYABLE

In September 2015, the Company entered into a renewable, collateralized subordinated loan agreement with The Morongo Band of Mission Indians in the amount of $7 million dollars which bears an interest rate of 2% per annum. This subordinated loan was increased to $7.25 million dollars in 2018. The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the companies continued compliance with minimum net capital requirements, they may not be repaid.

6. COMMITMENTS

In July 2016, The Company entered into a new lease agreement for office space in NY, NY expiring September 2020.

Under adoption of ASC 842, for the year ended December 31, 2019, the Company has for its NY Office recorded an ROU asset of $171,647 and an operating lease liability of $171,647 assuming a discount rate of 4.75% based upon the current prime rate.

Future aggregate annual minimum rental payments due under the lease are as follows:

Year Ending December 31 - NY Office:	
2020	$ 175,062
Total Payments Under Operating Lease Liabilities	**175,062**
Less discount to present value	(3,415)
Total Operating Lease Liability	**$ 171,647**

In November 2018, The Company entered into a sublease agreement for the office space for the remaining life of the lease.

In June 2017, The Company entered into a new lease agreement for office space in Summit, NJ expiring August 2021.

Under adoption of ASC 842, for the year ended December 31, 2019, the Company has for its Summit, NJ Office recorded an ROU asset of $89,244 and an operating lease liability of $89,244 assuming a discount rate of 4.75% based upon the current prime rate.

Future aggregate annual minimum rental payments due under the lease are as follows:

Year Ending December 31 - Summit, NJ Office:	
2020	$ 55,000
2021	38,000
Total Payments Under Operating Lease Liabilities	**93,000**
Less discount to present value	(3,756)
Total Operating Lease Liability	**$ 89,244**

In July 2019, The Company entered into a sublease agreement for the office space for the remaining life of the lease.

6. COMMITMENTS (continued)

In December 2018, The Company entered into a new lease agreement for office space in Red Bank, NJ expiring November 2021.

Under adoption of ASC 842, for the year ended December 31, 2019, the Company has for its Red Bank, NJ Office recorded an ROU asset of $214,828 and an operating lease liability of $148,828 assuming a discount rate of 4.75% based upon the current prime rate.

Future aggregate annual minimum rental payments due under the lease are as follows as the first two years of the lease were prepaid in 2018:

Year Ending December 31 - Red Bank Office:		
2020	$	22,500
2021		67,500
Total Payments Under Operating Lease Liabilities		**90,000**
Prepayments As of December 31, 2021		66,000
Less discount to present value		(7,172)
Total Operating Lease Liability	**$**	**148,828**

7. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and options with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

7. OFF-BALANCE SHEET RISK (continued)

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

8. CONCENTRATIONS

The Company maintains cash balances in several financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $10,077,998, which exceeded the required minimum net capital of $100,000 by $9,977,998. Aggregate indebtedness at December 31, 2019 totaled $384,364. The Company's percentage of aggregate indebtedness to net capital was 3.81%.

10. SUBSEQUENT EVENTS

On January 2, 2020, the Company executed a prepayment of the subordinated demand note in the amount of $5,000,000. This prepayment was approved by FINRA in December 2019.

TRIBAL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019